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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. __)

   De Anza Properties - XII, Ltd.           De Anza Properties - XII, Ltd.
     (Name of Subject Company)                  De Anza Corporation
                                        (Name of Persons Filing Statement)

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                    ((CUSIP) Number of Class of Securities)


                  Herbert M. Gelfand                      with copies to:
                  De Anza Corporation                   Michael J. Connell
                  9171 Wilshire Blvd.                 Morrison & Foerster LLP
                       Suite 627                       555 West Fifth Street
           Beverly Hills, California  90210         Los Angeles, CA 90013-1024
                    (310) 550-1111                         (213) 892-5200
    (Name, address, and telephone number of person
                 authorized to receive
      notice and communications on behalf of the
              person(s) filing statement)



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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The subject company is DeAnza Properties-XII, Ltd., a California limited partnership (the "Partnership"). The title of the class of equity securities to which this Statement relates is units of limited partnership interest ("Units") of the Partnership. The address of the principal executive offices of the Partnership is 9171 Wilshire Boulevard, Suite 627, Beverly Hills, California 90210.

ITEM 2.  TENDER OFFER OF THE BIDDERS.

    This Statement relates to the offer (the "Offer") by Moraga Gold, LLC, Moraga Fund I, L.P., Accelerated High Yield Income Fund I, L.P., Accelerated High Yield Institutional Investors, L.P., Cal Kan, Inc. and Steven Gold (together the "Bidders"), to purchase for cash up to 4,543 Units at $320 per Unit as disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated November 27, 1996 filed by the Bidders with the Securities and Exchange Commission. According to the Schedule 14D-1, the principal place of business of the Bidders is located at 1640 School Street, Suite 100, Moraga, California 94556.

ITEM 3.  IDENTITY OF BACKGROUND.

    (a) This Statement is being filed by the Partnership and De Anza Corporation, a California corporation (the "Operating General Partner"). The address of the principal executive offices of the Operating General Partner is 9171 Wilshire Boulevard, Suite 627, Beverly Hills, California 90210. The name and business address of the Partnership are set forth in Item 1 above.

    (b)(1) The Partnership is a limited partnership and has no executive officers or directors. Except as described below, to the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership on the one hand and its general partners including the Operating General Partner or the directors and executive officers of the Operating General Partner or affiliates thereof on the other hand, with respect to the Offer.

    Terra Vista Management, Inc., a California corporation (the "Manager"), manages and operates Warner Oaks Apartments, the Partnership's sole substantial remaining property ("Warner Oaks"), pursuant to a Management Agreement dated as of August 18, 1994 entered into by the Partnership with the Manager (the "Management Agreement") and also manages two spaces in a mobile home park at San Luis Bay (together with Warner Oaks the "Properties"). The President and sole stockholder of the Manager is Michael D. Gelfand, who is also President and a member of the Board of Directors of the Operating General Partner, and the son of Herbert M. Gelfand (who is Chairman of the Board and sole shareholder, through his family trust, of the Operating General Partner and a general partner of the Partnership). The Management Agreement continues from year-to- year. However, either party may, without penalty or obligation to the other party,





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by providing sixty (60) days' written notice to the other, terminate the
Management Agreement with or without cause at any time. The Management Agreement may be immediately canceled in the event of violation of any of the provisions of the Management Agreement, or by the Partnership in the event a petition in bankruptcy is filed by or against the Manager which is not dismissed within ninety (90) days following the date of such filing.

    The Partnership has retained the Manager and an affiliate of the Operating General Partner to provide accounting, data processing and investor and other services to the Partnership. The Manager and the Operating General Partner's affiliate are reimbursed on an allocated basis for their costs and expenses for providing these services (directly or through unrelated third parties) to the Partnership. The total of such reimbursements paid by the Partnership for the year ended December 31, 1995 was $104,365, representing 4.5% of total Partnership operating revenues, while administrative costs for the same period for salaries, professional fees and services amounted to $391,093, representing 16.7% of total Partnership operating revenues. The Manager is entitled to receive compensation under the Management Agreement for its services of a sum equivalent to five percent (5%) of the aggregate gross receipts from the operation of Warner Oaks, excluding all receipts from utilities or from taxes of any kind or type. However, the Manager's compensation is subordinated to the receipt (on a noncumulative basis) by the limited partners of the Partnership of an annual cash distribution equal to seven percent (7%) of the adjusted aggregate capital contributions of the limited partners. No management fees were paid to the Manager by the Partnership for the year ended December 31, 1995 but the Manager or the Operating General Partner's affiliate have deferred management fees for that year of $113,748. Based upon current estimates of value of the Partnership's Properties, it is unlikely that the deferred management fees for 1995 or for any prior year will be paid. The Management Agreement is filed herewith as an exhibit and is incorporated herein by reference.

    (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its general partners or executive officers or directors of the Operating General Partner or affiliates thereof, on the one hand, and the Bidders or its executive officers, directors or affiliates, on the other hand.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) The Operating General Partner has determined that the Offer is inadequate and not in the best interests of the limited partners and recommends that limited partners of the Partnership reject the Offer and not tender their Units pursuant to the Offer.

    (b) The reasons for the position taken by the Operating General Partner are as follows:

             1. The Offer price does not reflect the value of the Partnership's underlying assets. In the Operating General Partner's view, the Properties of the





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Partnership are valuable assets despite the decline in California real estate generally. The Operating General Partner believes that if the Properties were sold today (but not in a forced sale) each Unit would be worth approximately $564. The Operating General Partner believes an offer significantly below the $564 estimate is too low to be recommended by the Operating General Partner.
In reaching this conclusion, the Operating General Partner did not take into account individual tax consequences, which may vary significantly among limited partners. The $564 estimate was not determined by any independent third party valuation expert.

    The Offer is also more than 23% lower than the liquidation value of the underlying assets of the Partnership as of September 30, 1996 as estimated by the Bidders to be $419 per Unit. As set forth in the Bidders' materials mailed to each of the limited partners, the Bidders are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $320 per Unit, the Bidders were motivated to establish the lowest price which might be acceptable to limited partners consistent with the Bidders' objectives.
Limited partners who sell any Unit to the Bidders will not receive any distribution to be made by the Partnership with respect to that Unit once the Unit is sold. In addition, Bidders' Offer will be reduced by the amount of any distribution declared or paid with respect to Units between November 27, 1996 and December 31, 1996 or such other date as to which the offer may be extended. The Partnership currently estimates that it will make a year end distribution of approximately $14.70 per Unit which will reduce the Offer to only $305.30 per Unit.

    In determining the estimated liquidation value of $564 per Unit the Operating General Partner first calculated the estimated current net sales value of Warner Oaks, the Partnership's main remaining property. This was done by dividing Warner Oaks' estimated net operating income ("NOI") of $1,240,060 for 1996 by a capitalization rate. The NOI was determined by annualizing the Partnership's actual results of operations for the nine months ending September 30, 1996, which amount was adjusted to account for (i) the portion of NOI for this period estimated by the Operating General Partner to be attributable to the operation of two spaces at San Luis Bay and the collection of notes receivable related to previous sales of spaces at San Luis Bay, (ii) certain Partnership expenses which a buyer of Warner Oaks would not take into account, and (iii) certain seasonal and year-end items. The Operating General Partner divided the NOI by a 7.5% capitalization rate (the "Cap Rate") and reduced this result by (i) $496,000 in estimated closing costs which would be incurred upon the sale of Warner Oaks, including broker's commission, title costs, surveys, legal fees and transfer taxes, and (ii) $4,233,885 of mortgage debt encumbering Warner Oaks as of September 30, 1996. The resulting estimated net sales value of Warner Oaks is approximately $11,820,115.

    The Operating General Partner believes that the Cap Rate used by it is within the range of capitalization rates currently employed in the marketplace and is the Cap Rate at which Warner Oaks would most likely sell today. This rate has declined from the 8% Cap Rate that the General Partner used in estimating sales values in May of this year





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because of the Operating General Partner's belief that there has been a general improvement in the market. Warner Oaks is a premium, gated apartment community catering to professionals and white-collar workers who work in the upscale, planned Warner Center development in suburban Los Angeles. Because of these qualities, the Operating General Partner believes Warner Oaks would appeal to real estate investment trusts ("REITs"), among other potential buyers, and that current dividend yields of public apartment REITs of 7% to 8% allows these REITs to use a 7.5% Cap Rate and maintain their yield to investors. Irvine Apartment Communities is a REIT whose properties are similarly upscale and also located in Southern California, and its recent yield was 7.1%

    To determine the estimated liquidation value of the Partnership's assets, the Operating General Partner added to the estimated net sales value of Warner Oaks, (i) $120,000 as an estimated condominium value of the two remaining spaces at San Luis Bay, (ii) $342,057 of notes receivable related to previous sales of condominium spaces at San Luis Bay, and (iii) $542,000 of other net current assets (before accrued management and condominium conversion fees) as of September 30, 1996. The resulting net estimated liquidation value of the Partnership's assets as of September 30, 1996 is approximately $12,824,172 or $564 per Unit. Based on these estimates, the general partners would not receive any distributions from sale and liquidation proceeds nor would any deferred management or condominium conversion fees be paid.

             2. The Operating General Partner believes the Bidders intend to influence a sale of the Partnership's Properties. If, as a result of consummation of the Offer, the Bidders are in a position to significantly influence all Partnership decisions, the Bidders intend to vote the Units acquired in the Offer in accordance with its own investment objectives. That vote may be different from or in conflict with the interests of other limited partners who do not tender their Units. The Bidders appear to be purchasing Units with a view toward urging an earlier rather than a later sale date.

             3. Risks. The Operating General Partner believes each limited partner should consider the risks of a continuing investment in the Partnership. In particular, limited partners should consider:

       o The Offer provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated at an indeterminate date in the future.

       o There is no assurance that the return to limited partners after a sale of Warner Oaks, whether as a whole or after conversion to condominiums (if feasible), will be greater than the price being offered now by the Bidders.

       o The Offer provides an opportunity to limited partners to liquidate their investment without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.





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    The Operating General Partner urges all limited partners to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units. In particular, the Operating General Partner has not taken into account the tax consequences to individual limited partners as a result of accepting or rejecting the Offer and those tax consequences could vary significantly for each limited partner based on such limited partner's unique tax situation or other circumstances. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer price.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Neither the Partnership nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the limited partners of the Partnership in connection with the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best knowledge of the Partnership, no transactions in the Units have been effected during the past 60 days by the Partnership, by general partners of the Partnership, including by the Operating General Partner or any executive officer or director of the Operating General Partner, or any affiliates or subsidiaries of such persons.

    (b) To the best knowledge of the Partnership, the Operating General Partner, the officers and directors of the Operating General Partner and any other affiliate of the Operating General Partner do not presently intend to tender to the Bidders any Units currently held of record or beneficially owned by such Persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as described below, the Partnership is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) An extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) A purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; (3) A tender offer for or other acquisition of securities by or of the Partnership; or (4) Any material change in the present capitalization or dividend policy of the Partnership.

    (b) Except as described below, there are no transactions, board or partnership resolutions, agreements in principle, or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in this Item 7.

         The Operating General Partner intends to sell Warner Oaks in due course, but the effects of the 1994 Northridge earthquake and a somewhat depressed market in the immediate area surrounding Warner Oaks suggest that a further delay in marketing for sale the property would be desirable and as yet no satisfactory offers have been received.





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Warner Oaks suffered moderate damage from the January 17, 1994 earthquake, the epicenter of which was approximately ten miles from the property. The Partnership completely repaired the earthquake damage to Warner Oaks and has experienced substantially increased occupancy rates. The Operating General Partner believes that the real estate market in Southern California has improved steadily in 1996 and that this will improve values in the earthquake affected area surrounding Warner Oaks. The Operating General Partner, therefore, is considering the possibility of a sale of Warner Oaks at the appropriate time. In discussions with Bidders on June 10,1996, representatives of the Operating General Partner discussed the possibility of selling as well as the possibility of refinancing Warner Oaks. At that time, the Operating General Partner was uncertain as to the timing of any sale, but estimated that a sale would occur in a 3-5 year time period. Since the June 10, 1996 meeting, the Operating General Partner has determined that it would not be in the best interests of the Partnership to pursue a refinancing and, because of improvement in general market conditions, it now estimates that the Partnership will market Warner Oaks in one to two years. There will be no assurance, however, that changes in the market or the condition or the occupancy of Warner Oaks would not result in a revision in the estimated timing for a planned sale or that a marketing effort, if conducted as planned, will result in a sale of Warner Oaks.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The general partners of the Partnership, including the Operating General Partner and certain officers and directors of the Operating General Partner and other affiliates of the Operating General Partner, beneficially own limited partnership Units and general partner interests in the Partnership.
The total amount of Units owned by all general partners and the directors and key executive officers of the Operating General Partner is less than 1% of the outstanding Units.

         Pursuant to the terms of the Partnership's Partnership Agreement, in the event a general partner (including the Operating General Partner) is removed as a general partner by a vote of a majority in interest of the limited partners, such general partner shall automatically become a limited partner and if the vote of a majority in interest of the limited partners so requires, sell his interest to the limited partners who shall purchase such interest on behalf of the Partnership. If a removed general partner is required by the limited partners to sell his interest in the Partnership, the amount to be paid for such interest shall be computed as of the date of the consummation of the purchase and in accordance with Section 15 of the Partnership's Partnership Agreement.

         The affirmative vote of a majority in interest of the limited partners of the Partnership is required under the Partnership's Partnership Agreement to remove or replace any general partner (including the Operating General Partner) or to dissolve the Partnership.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)  Letter to Limited Partners dated December 11, 1996.





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         (b)  None.

         (c) Management Agreement dated as of August 18, 1994 by and between Terra Vista Management, Inc., a California corporation, and De Anza Properties-XII, Ltd., a California limited partnership.*

__________________________________________

*  Not included in copies mailed to limited partners.
                                                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

December 11, 1996
-----------------
   (Date)

                                      DE ANZA PROPERTIES-XII, LTD.

                                      By: DE ANZA CORPORATION
                                          Operating General Partner


                                          By:     /s/Herbert M. Gelfand
                                          ------------------------------------
                                             Herbert M. Gelfand
                                             Chairman of the Board

                                      DE ANZA CORPORATION


                                      By:    /s/Herbert M. Gelfand
                                      ----------------------------------------
                                          Herbert M. Gelfand
                                          Chairman of the Board






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                                 EXHIBIT INDEX

                 99.1     Letter to Limited Partners dated December 11, 1996.

                 99.2 Management Agreement dated as of August 18, 1994 by and between Terra Vista Management, Inc., a California corporation, and De Anza Properties-XII, Ltd., a California limited partnership. Incorporated herein by reference to Exhibit No. 99.2 to Schedule 14D-9 Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 previously filed by De Anza Properties XII, Ltd. with the Securities and Exchange Commission on May 2, 1996.





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